Barrick Gold Corporation BCE Place, Canada Trust Tower Suite 3700, 161 Bay Street P.O. Box 212 Toronto, Canada M5J 2S1	Tel: (416) 861-9911 Fax: (416) 861-2492
November 21, 2008
BY EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:	H. Roger Schwall Assistant Director, Securities and Exchange Commission
Re:	Barrick Gold Corporation Form 40-F for Fiscal Year Ended December 31, 2007 Filed March 28, 2008 File No. 001-09059
Dear Mr. Schwall:
We hereby acknowledge receipt of the comment letter dated October 31, 2008 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above captioned Annual Report on Form 40-F for the fiscal year ended December 31, 2007 (the “40-F”).
We submit this letter in response to the Comment Letter. For ease of reference, we have reproduced the text of the comments in bold-face type below, followed by our responses. Terms used but not defined herein have the meanings set forth in the 40-F.

RESPONSES TO STAFF COMMENTS
Form 40-F for the Fiscal Year Ended December 31,2007
Exhibit 99.3
5 — Revenue and Gold Sales Contracts, page 97
We note disclosure throughout your filing that you no longer have Corporate Gold Sales Contracts outstanding as of December 31, 2007; however, you hold Project Gold Sales Contracts totaling approximately 9.5 million ounces of future gold production. Your disclosure on page 98 discuses the terms of those contracts and includes the mark-to-market value of a $4.6 billion loss as of December 31, 2007. However, your disclosure does not address how these contracts are accounted for in your financial statements as of and during the fiscal years presented. Your previously filed Form 40-F for the year ended December 31, 2006 states that the gold sales contracts met the provisions on paragraph 10(b) of SFAS 133, and therefore are not required to be accounted for as derivatives. Please tell us if you have continued to account for these contracts in a similar manner.
Response:  Barrick has continued to account for its Project Gold Sales Contracts in a similar manner. Pursuant to note 5 to the 2007 consolidated financial statements: “We record revenue from gold and silver bullion sales at the time of physical delivery, which is also the date that title to the gold or silver passes. The sales price is fixed at the delivery date based on either the terms of the gold sales contracts or the gold spot price.” Barrick also provides a description of how these contracts are accounted for on page 60 of the 2007 MD&A as follows: “Project Gold Sales Contracts are not recorded on our balance sheet. The economic impact of these contracts is reflected in our Financial Statements within gold sales based on selling prices under the contracts at the time we record revenue from the physical delivery of gold and silver under the contracts.” Further, in response to the comments made by the Staff of the Commission, Barrick will include, in its Form 40-F for 2008, a statement that its Project Gold Sales Contracts meet the provisions of paragraph 10(b) and therefore are not required to be accounted for as derivatives.
In this regard, we also note that you have the right to net settle these contracts at any point. In your response, please address if you have historically net settled your Corporate or Project Gold Sales Contracts and how this ability to net settle does not cause these contracts to no longer be eligible for the normal purchases and normal sales exclusion from SFAS 133 during the fiscal years presented.
Barrick has historically settled all Corporate and Project Gold Sales Contracts by physical delivery of gold produced at its mines. Furthermore, Barrick’s intention is that the Project Gold Sales Contracts will be settled through physical delivery of gold from future production at its mines. While Barrick’s intention is to physically deliver into the Project Gold Sales Contracts, the terms of the contracts allow for net settlement. A contractual clause allowing for net settlement is standard in all forward sales contracts, such as the Project Gold Sales Contracts, and is based on protocols established by the International Swaps and Derivatives Association, Inc. The inclusion of this standard net settlement clause does not preclude these contracts from qualifying for the normal sales exclusion from SFAS 133. Barrick’s historic practice of settlement through physical delivery of gold and its intention to continue to settle in this manner support the conditions specified in paragraph 10(b) of SFAS 133.
Closing Comments
In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Response:  Attached as Appendix A to this letter is the requested statement.
*****
We appreciate your assistance in reviewing this response letter. Please direct all questions or comments regarding this filing to the undersigned at 416-307-7429.
Sincerely,
/s/  Jamie C. Sokalsky
Jamie C. Sokalsky
Executive Vice President & Chief Financial Officer
Attachment
cc:	Shannon Buskirk, Securities and Exchange Commission
Chris White, Securities and Exchange Commission
Paul Fitzsimon, PricewaterhouseCoopers LLP
Sybil E. Veenman, Senior Vice President, Assistant General Counsel, Barrick Gold
Corporation

APPENDIX A

Barrick Gold Corporation BCE Place, Canada Trust Tower Suite 3700, 161 Bay Street P.O. Box 212 Toronto, Canada M5J 2S1	Tel: (416) 861-9911 Fax: (416) 861-2492
November 21, 2008
BY EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE.
Washington, D.C. 20549-7010
Attention:	H. Roger Schwall Assistant Director, Securities and Exchange Commission
Re:	Barrick Gold Corporation Form 40-F for Fiscal Year Ended December 31, 2007 Filed March 28, 2008 File No. 001-09059
Reference is made to the Annual Report on Form 40-F for the fiscal year ended December 31, 2007 (File No. 001-09059) (the “Annual Report”) filed by Barrick Gold Corporation (the “Company”) on March 28, 2008 with the Securities and Exchange Commission (the “Commission”). The Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the Annual Report. The Company further acknowledges that comments of the staff of the Commission or changes to disclosure in response to such comments do not foreclose the Commission from taking any action with respect to the Annual Report. In addition, the Company further acknowledges that it may not assert the comments of the staff of the Commission as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Very truly yours,

Barrick Gold Corporation
By:	/s/ Jamie C. Sokalsky
	Name:	Jamie C. Sokalsky
	Title:	Executive Vice President & Chief Financial Officer